BEATE GABRIEL FINANCE ■ BEATE.GABRIEL@PUMA.COM
PUMA AG ■ WÜRZBURGER STR. 13 ■ D-91074 HERZOGENAURACH ■ TEL +49 9132 81 2375 ■ FAX +49 9132 81 2526

Office of Int. Corporate Finance
Securities and Exchange Commission
Mail Stop 3 - 9
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04024662

RECEIVED
2004 MAY -3 A 9:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

28.04.2004

**Rule 12g3-2(b) Submission**
**File No. 82-4369**
**PUMA AG Rudolf Dassler Sport**

SUPPL

Dear Sirs,

Please find attached the financial results for the 1st Quarter 2004 in English language.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Best regards

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

PUMA AG Rudolf Dassler Sport

Beate Gabriel
(Finance)

Encls.

G:\CONTROL\GABRIEL\WINWORD\BO\BRIEFE\SEC.doc

For immediate release



| | MEDIA CONTACT: | INVESTOR CONTACT: |
|---|---|---|
| U.S.A.: | Lisa Beachy, Tel. +1 617 488 2945 | |
| Europe: | Ulf Santjer, Tel. +49 9132 81 2489 | Dieter Bock, Tel. +49 9132 81 2261 |

**Herzogenaurach, Germany, April 26, 2004 – PUMA AG announces its consolidated financial results for the 1st Quarter of 2004**

**Financial Highlights 1st Quarter:**

- Branded sales increase 22%
- Consolidated sales achieve strong growth of nearly 30% - Apparel sales up 39%
- Gross profit margin reaches record level of 51.7%
- Profitability exceeds expectations - EBT 62.6% above last year
- Improvement in EPS - €5.02 versus €3.08 in Q 1

**Outlook:**

- Future orders up by more than 20% or 24% on a currency neutral basis
- Management increases full year guidance – sales growth between 15% and 20% and earnings growth of more than 30% expected

## Sales and earnings review

**Consolidated sales up nearly 30%**

2004 started very positively with Q1 consolidated sales growth of 29.3%, translating to sales of €443.8 million versus €343.2 million last year. On a currency neutral basis, sales were up 33.2%. Excluding the first-time consolidation of PUMA Japan (initial consolidation started April 1, 2003), total organic growth of 21% (currency adjusted 24.9%) was realized.

As expected, Apparel momentum continued on a very high level and sales recorded organic growth of 39.1% (currency adjusted 42.3%) reaching €111.2 million. Footwear sales grew by 22.7% (currency adjusted 26.1%) to €305.9 million and Accessories increased 90.9% (currency adjusted 93.6%) to €26.7 million. Excluding the first-time consolidation, Footwear was up 18.3% and Accessories 30.6% (currency adjusted).

All regions contributed positively to the performance. Europe was up 22.9%, the Americas achieved growth of 24.4% (9.2% in Euro currency), Asia/Pacific increased by 251.8% or 26.4% excluding Japan and the Africa/Middle East region realized an increase of 49.9%.

**Global brand sales up 22%**
PUMA's global branded sales, which include consolidated sales and licensee sales, reached €549.3 million, thus marking a 21.8% increase over last year. The currency-adjusted growth was even higher reaching 25.1%. Footwear sales rose by 11.5% to €337.5 million, Apparel by 31% to €176.2 million and Accessories by 25.7% to €35.6 million. In Q1 Footwear accounted for 61.4%, Apparel for 32.1% and Accessories for 6.5% of global branded sales.

**Licensed business develops positively**
License sales declined by only 2.3% to €105.5 million in Q1 despite the takeover of the Footwear and Accessories business in Japan, which took effect April 1, 2003. Excluding Japan, license sales increased by 15.2%.

The company recorded €11.1 million in royalty and commission income compared to €13.1 million in the year before. The reduction was entirely due to the consolidation effect. On a like-to-like basis, royalty and commission income increased by 12.1%.

**Highest gross profit margin ever**
Further improvements in the gross profit margins led to a new record of 51.7% compared to 47.2% in last year's first quarter. This corresponds to an increase of 450 basis points. The weakness of the US Dollar, an increase in own retail business, as well as a favorable product mix contributed to the margin developments. The Footwear margin climbed from 48% to 52.9%, Apparel from 45.2% to 49.4%. The Accessories margin remained flat at 46.1%. A strong improvement was also recognized across all regions.

**Further reduction in SG&A expenses**
Operating expenses, consisting of selling, general and administrative expenses increased by 19.6% to €119.6 million, thereby showing a slower increase than sales. As a percentage of sales, total SG&A expenses declined from 29.2% to 27%.

Marketing/retail expenditure accounted for €51.1 million or 11.5% of sales compared to €41.7 million or 12.2% in the previous year. Product development and design costs rose by 13.8% to €8.6 million or 1.9% of sales. Other selling, general and administrative expenses increased by 17.9% to €60 million or 13.5% of sales.

**Profitability exceeds expectations**
Due to the record-high gross profit margin and a further decline in SG&A, as a percentage of sales, profitability far exceeded expectations. EBIT as well as EBT increased by more than 62% and reached approximately €117 million. The EBIT margin climbed significantly from 21% to 26.3% and the pre-tax margin reached 26.4% versus 21% in the first quarter. The tax rate was 30.9% compared to 32%.

**Improvement in EPS**
Net earnings were up by 64.6% to €80.4 million in Q1. Earnings per share jumped from €3.08 to €5.02 and diluted earnings per share were up from €3.02 to €4.90.

## Balance sheet review

**Solid financial position**
Total assets grew by 27.7% to €839.1 million. The increase in total assets consists mainly of the higher cash position, as well as increased accounts receivables, which was due to the strong top-line growth. Despite a significant increase in the balance sheet total, the equity ratio was boosted from 45.3% to 53.8% year-over-year and is a reflection of the highly profitable business. These results once again demonstrates PUMA's very solid financial position.

**Net-cash at €161.3 million**
Liquid assets increased from €99.1 million to €183.7 million, whereby bank debts were reduced from €30.2 million to € 22.4 million. Accordingly, the net-cash position rose from €68.8 million to €161.3 million.

**Working capital**
Inventories increased by 6.9%, reaching €175.7 million, while receivables grew by 25% to €337.3 million. Taking into account the current liabilities, total working capital at the end of March totaled €237.8 million compared to €184.4 million, an increase of 29% and therefore in line with top-line growth.

**Cashflow**
After capex of €6.4 million (€4.9 million), a free cashflow of €4.9 million was generated compared to €0.9 million (before acquisition) in last year's first quarter. Due to the seasonality a strong free cashflow can be expected for the second half of 2004.

## Share buy back

As previously announced, PUMA continued its share buy-back program during the first quarter of 2004. During this period the company added 125,000 shares to the treasury stock which corresponded to an investment of €19,2 million, financed through the company's cash position. At the end of the quarter, the company held a total of 300,000 shares. This represents 1.8% of the total stock capital.

## Regional development

**All regions contributed to the strong performance**
Total sales in **Europe** were up by 22.9% to €313.6 million, representing 70.7% of consolidated sales vs. €255.3 million or 74.4% in Q1 of last year. The strongest growth of 42.2% was achieved in the Apparel segment. Footwear and Accessories also contributed with an excellent double-digit growth rate of 16.8% or 22.8% respectively. All countries contributed to the top-line growth. Gross profit margin jumped from 50.9% to 54.7% reaching a new all-time high. Order momentum continued as the order book increased by 25.7% to €552.1 million. Thus, further significant sales growth can be expected for the remainder of the year.

The **Americas** grew by 24.4% on a currency neutral basis or by 9.2% in Euro, with sales totalling €72.8 million this region accounts for 16.4% of group sales. All product segments contributed with a double-digit increase to the overall performance. The gross profit margin further improved and reached 44.8% compared with 44.3% last year. Future orders were up by 27.1% on a like to like basis or in Euro by 10.3% to €122.5 million. Sales in the **US** market rose by 16.7% to USD74.3 million, while orders were up by 22.6% to USD139.5 million.

Sales in the **Asia-Pacific** region were up from €12.7 million to €44.5 million. As a percentage of sales, an increase from 3.7% to 10% was recognized. Excluding the effect from the first-time consolidation, sales increased by 26.4% to €15.9 million, currency adjusted this marked an increase of 13.4%. All product segments achieved favorable growth. The gross profit margin jumped significantly from 39.2% to 48%, which was due to the take-over of the Japanese business as well as a clear improvement in Australia and New Zealand. The order base stands at €81.6 million compared with €84.6 million last year. Orders in Japan were below last year's level, which was primarily due to the planned streamlining of the product range and distribution, to fully align the subsidiary with global brand strategy. As of the 2nd half of 2004 a solid growth is expected.

In the **Africa-Middle East** region consolidated sales rose by 49.9% to €12.9 million. Both, Africa and the Middle East contributed to the excellent result. Overall, the region contributed 2.9% to consolidated sales. The gross profit margin improved from 23.4% to 29.1%, and future orders were up by 77% to €20.4 million.

## Future orders

### A new record in future orders

At the end of Q1, total orders increased by 20.1% to a new record high of €776.6 million. Currency-adjusted this marks an increase of 23.8%. Thus, an increase for the 33rd consecutive quarter. Excluding Japan, orders were up by 24.5% in Euro or 28.3% currency adjusted. The order volume is comprised mainly of deliveries scheduled for the 2nd and 3rd quarters of 2004.

In terms of segments, Footwear orders were up by 13.7% to €532.7 million (19.3% excluding Japan) and 17.4% on a currency neutral basis. As expected, Apparel continued to show the strongest growth adding 37.6% (or 41.3% currency adjusted) to last years order books, totaling € 204.3 million. Orders from the Accessories segment jumped by 33.9% (37.8% currency adjusted) to €39.7 million.

## Outlook

**Sales growth between 15% and 20% and profit growth of more than 30% expected**
Due to the strong performance in Q1 and the positive developments in the order book for the next two quarters management increases its full year expectations. With respect to PUMA's positioning - as a desirable sportlifestyle brand and maintaining its focus on controlled growth - sales are expected to grow between 15% and 20%. This would result in double-digit growth for the sixth consecutive year.

Due to the positive currency hedging of USD-based sourcing, as well as a further expansion in our retail business, the gross profit margin should surpass 50% for FY 2004. As a percentage of sales SG&A expenses are expected to be below last year's level and royalty and commission income should remain at or slightly above the previous year's level. All in all, we expect once again a stronger growth in pre-tax profit than in sales with EBT increasing more than 30% versus last year.

**Jochen Zeitz, CEO:** "We are very pleased with the brand's continued strong momentum and the respective orderbook. The direction thus far indicates that new records in revenue and earnings should be set. The brand's strong positioning in all product segments and regions remains the foundation for our sustainable growth as outlined in our Phase III, long-term business plan."

---

Financial Calendar:

| | |
|---|---|
| Week 31, 2004 | Release of Q2 results for 2004<br>Analyst Conference Call |
| Week 44, 2004 | Release of Q3 results for 2004<br>Analyst Conference Call |
| Week 5, 2005 | Preliminary Results FY 2004 |
| Week 9, 2005 | Final Results 2004<br>Press Conference<br>Analyst Conference Call |
| April 2005 | Annual Shareholders' Meeting |

---



###

## Income Statements

| | Q1/2004 € Mio. | Q1/2003 € Mio. | Deviation |
|---|---|---|---|
| **Net sales** | **443,8** | 343,2 | 29,3% |
| Cost of sales | -214,6 | -181,0 | 18,5% |
| **Gross profit** | **229,2** | **162,1** | 41,4% |
| - in % of net sales | 51,7% | 47,2% | |
| Royalty and commission income | 11,1 | 13,1 | -14,8% |
| | 240,3 | 175,2 | 37,2% |
| Selling, general and administrative expenses | -119,6 | -100,1 | 19,6% |
| **EBITDA** | **120,7** | **75,1** | 60,6% |
| Depreciation and amortisation | -4,0 | -3,2 | 26,6% |
| **EBIT** | **116,6** | **71,9** | 62,1% |
| - in % of net sales | 26,3% | 21,0% | |
| Interest result | 0,6 | 0,2 | 258,9% |
| **EBT** | **117,2** | **72,1** | 62,6% |
| - in % of net sales | 26,4% | 21,0% | |
| Income taxes | -36,2 | -23,1 | 56,9% |
| - Tax ratio | 30,9% | 32,0% | |
| Minorities | -0,7 | -0,2 | 209,5% |
| **Net earnings after minorities** | **80,4** | **48,8** | 64,6% |
| **Net earnings per share (€)** | **5,02** | **3,08** | 63,0% |
| **Net earnings per share (€) - diluted** | **4,90** | **3,02** | 62,3% |
| Weighted average shares outstanding | 15,999 | 15,846 | 1,0% |
| Weighted average shares outstanding - diluted | 16,409 | 16,177 | 1,4% |

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

## Balance Sheet

| | Mar. 31, 2004 € Mio. | Mar. 31, 2003 € Mio. | Deviation | Dec. 31, 2003 € Mio. |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash | 183,7 | 99,1 | 85,3% | 190,6 |
| Inventories | 175,7 | 164,4 | 6,9% | 196,2 |
| Receivables and other current assets | 337,3 | 269,8 | 25,0% | 177,5 |
| **Total current assets** | **696,7** | **533,2** | 30,7% | **564,3** |
| **Deferred income taxes** | **40,0** | **30,6** | 31,0% | **36,5** |
| **Property and equipment, net** | **70,3** | **58,8** | 19,6% | **66,5** |
| **Goodwill and other long-term assets** | **32,1** | **34,7** | -7,5% | **32,9** |
| | **839,1** | **657,3** | 27,7% | **700,1** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | |
| Short-term bank borrowings | 22,4 | 30,2 | -26,0% | 16,8 |
| Accounts payable | 148,0 | 136,3 | 8,6% | 132,6 |
| Other current liabilities | 85,0 | 72,4 | 17,4% | 69,0 |
| **Total liabilities** | **255,4** | **238,9** | 6,9% | **218,5** |
| **Pension accruals** | **18,6** | **18,1** | 2,4% | **18,5** |
| **Tax accruals** | **47,0** | **43,4** | 8,3% | **27,1** |
| **Other accruals** | **62,2** | **58,6** | 6,1% | **49,0** |
| ***Long-term liabilities interest bearing*** | **0,0** | **0,1** | | **0,0** |
| **Deferred income taxes** | **3,2** | **0,0** | | **3,2** |
| **Minority interest** | **1,4** | **0,6** | 158,0% | **0,8** |
| **Total shareholders' equity** | **451,3** | **297,6** | 51,6% | **383,0** |
| | **839,1** | **657,3** | 27,7% | **700,1** |

## Cashflow Statement

| | 1-3/2004 € Mio. | 1-3/2003 € Mio. | Deviation |
|---|---|---|---|
| **Earnings before taxes on income** | 117,2 | 72,1 | 62,6% |
| Depreciation | 4,0 | 3,2 | 26,6% |
| Other non cash effected expenses and income | -1,9 | 1,2 | |
| **Cashflow - gross** | 119,4 | 76,5 | 56,0% |
| Change in net assets | -97,8 | -69,5 | 40,8% |
| Taxes, interests and other payments | -12,9 | -1,8 | 624,0% |
| **Cashflow from operating activities** | 8,7 | 5,3 | 64,5% |
| Payments for acquisitions | 0,0 | -25,4 | |
| Purchase of property and equipment | -6,4 | -4,9 | 31,7% |
| Interest received and others | 2,7 | 0,5 | 430,4% |
| **Cashflow from investing activities** | -3,7 | -29,7 | 87,4% |
| **Free Cashflow before acquisitions** | 4,9 | 0,9 | 444,1% |
| Purchase of own shares | -19,2 | 0,0 | |
| Other changes | 6,2 | 11,1 | -44,1% |
| **Cashflow from financing activities** | -13,0 | 11,1 | -216,4% |
| Effect on exchange rates on cash | 1,1 | -1,1 | 196,9% |
| **Change in cash and cash equivalents** | -6,9 | -14,4 | 52,1% |
| Cash and cash equivalents at beginning of financial year | 190,6 | 113,6 | 67,8% |
| **Cash and cash equivalents end of the period** | 183,7 | 99,1 | 85,3% |

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

## Segment Data

| | Sales | | Gross profit | |
|---|---|---|---|---|
| | 1-3/2004 | 1-3/2003 | 1-3/2004 | 1-3/2003 |
| | by head office location of customer | | | |
| **Breakdown by regions** | € Mio. | € Mio. | % | % |
| **Europe** | 313,6 | 255,3 | 54,7% | 50,9% |
| **America** | 72,8 | 66,6 | 44,8% | 43,3% |
| - thereof USA in US$ | 74,3 | 63,6 | | |
| **Asia/Pacific Rim** | 44,5 | 12,7 | 48,0% | 39,2% |
| **Africa/Middle East** | 12,9 | 8,6 | 29,1% | 23,4% |
| | 443,8 | 343,2 | 51,7% | 47,2% |

| | Sales | | Gross profit | |
|---|---|---|---|---|
| | 1-3/2004 | 1-3/2003 | 1-3/2004 | 1-3/2003 |
| **Breakdown by product segments** | € Mio. | € Mio. | % | % |
| **Footwear** | 305,9 | 249,2 | 52,9% | 48,0% |
| **Apparel** | 111,2 | 80,0 | 49,4% | 45,2% |
| **Accessories** | 26,7 | 14,0 | 46,1% | 46,1% |
| | 443,8 | 343,2 | 51,7% | 47,2% |